UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 29th July 2020, London, UK and Paris, France
GlaxoSmithKline plc ("GSK")

Sanofi and GSK agree with the UK government to supply up to 60 million doses of COVID-19 vaccine

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Agreement relates to vaccine candidate using Sanofi's recombinant protein-based technology combined with GSK's pandemic adjuvant system
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Both companies are committed to making their COVID-19 vaccine candidate affordable and available globally

Sanofi and have reached an agreement, subject to final contract, with the UK government for the supply of up to 60 million doses of a COVID-19 vaccine. The vaccine candidate, developed by Sanofi in partnership with GSK, is based on the recombinant protein-based technology used by Sanofi to produce an influenza vaccine, and GSK's established pandemic adjuvant technology.

"With our partner GSK, we are pleased to cooperate with the UK government as well as several other countries and global organizations as part of our ongoing efforts to develop a safe and effective vaccine and make it available as quickly as possible. We greatly appreciate the UK government's support of this shared vision," said Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur.

Roger Connor, President of GSK Vaccines added, "We believe that this adjuvanted vaccine candidate has the potential to play a significant role in overcoming the COVID-19 pandemic, both in the UK and around the world.  We thank the UK Government for confirmation of purchasing intent, which supports the significant investment we are already making as a company to scale up development and production of this vaccine."

Sanofi is leading the clinical development and registration of the COVID-19 vaccine and expects a Phase 1/2 study to start in September, followed by a Phase 3 study by the end of 2020.  If the data are positive, regulatory approval could be achieved by the first half of 2021.  In parallel, Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant to produce up to one billion doses per year overall.

UK Business Secretary Alok Sharma said:  "Our scientists and researchers are racing to find a safe and effective vaccine at a speed and scale never seen before. While this progress is truly remarkable, the fact remains that there are no guarantees.

"In the meantime, it is important that we secure early access to a diverse range of promising vaccine candidates, like GSK and Sanofi, to increase our chances of finding one that works so we can protect the public and save lives."

Kate Bingham, Chair of the UK Government's Vaccines Taskforce, said: "Through this agreement with GSK and Sanofi, the Vaccine Taskforce can add another type of vaccine to the three different types of vaccine we have already secured.

"This diversity of vaccine types is important because we do not yet know which, if any, of the different types of vaccine will prove to generate a safe and protective response to COVID-19. Whilst this agreement is very good news, we mustn't be complacent or over optimistic.

"The fact remains we may never get a vaccine and if we do get one, we have to be prepared that it may not be a vaccine which prevents getting the virus, but rather one that reduces symptoms."

Sanofi and GSK are committed to making the vaccine available globally
Active discussions on supply of the vaccine are ongoing with global organizations, the US and the EU Commission - with France and Italy on the negotiation team.  The partners plan to provide a significant portion of total worldwide available supply capacity in 2021/22, to the global initiative"Access to COVID‐19 Tools (ACT) Accelerator", a global collaboration of leaders of governments, global health organizations, businesses and philanthropies to accelerate development, production, and equitable access to COVID-19 tests, treatments, and vaccines.

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 29, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc